UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.   Name and Address of Reporting Person:

               Hartenstein     Eddy           W.
               --------------------------------------
                 (Last)       (First)      (Middle)

               PanAmSat Corporation
               One Pickwick Plaza
               Greenwich, Connecticut 06830

2.   Date of Event Requiring Statement (Month/Day/Year)

                   June 7, 2001

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary):



4. Issuer Name and Ticker or Trading Symbol:

                  PanAmSat Corporation (SPOT)

5. Relationship of Reporting Person(s) to Issuer:

                  _X_  Director
                  ___  Officer (give title below)
                  ___  10% Owner
                  ___  Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)

7.   Individual or Joint/Group Filing (Check Applicable Line)

                  _X_  Form filed by One Reporting Person
                  ___  Form filed by More than One Reporting Person


             Table I - Non-Derivative Securities Beneficially Owned


1.   Title of Security (Instr. 4)

                  Common Stock, par value $0.01 ("Common Stock")

2.   Amount of Securities Beneficially Owned (Instr. 4)

                  0

3.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)


4.   Nature of Indirect Beneficial Ownership (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

        Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.   Title of Derivative Security (Instr. 4)


2.   Date Exercisable and Expiration Date (Month/Day/Year)

          Date Exercisable                Expiration Date


3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

             Title                     Amount or Number of Shares


4.   Conversion or Exercise Price of Derivative Security


5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 5)


6.   Nature of Indirect Beneficial Ownership (Instr. 5)





                              /s/ Eddy W. Hartenstein        June 7, 2000
                              --------------------------------------------
                              Eddy W. Hartenstein                Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.